Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted (a)
	2014	2013	2014	2013
Average number of common shares outstanding	59,593	58,523	59,593	58,523
Average common shares due to assumed conversion of stock options	—	—	—	—
Total shares	59,593	58,523	59,593	58,523

Loss from continuing operations	$(2,317)	$(7,100)	$(2,317)	$(7,100)
Income from discontinued operations, net of income taxes	26	1,993	26	1,993
Net loss	$(2,291)	$(5,107)	$(2,291)	$(5,107)

Per share data:
Loss from continuing operations	$(0.04)	$(0.12)	$(0.04)	$(0.12)
Income from discontinued operations, net of income taxes	—	0.03	—	0.03
Net loss per share	$(0.04)	$(0.09)	$(0.04)	$(0.09)

	For the six months ended June 30,
	Basic		Diluted (a)
	2014	2013	2014	2013
Average number of common shares outstanding	59,429	58,431	59,429	58,431
Average common shares due to assumed conversion of stock options	—	—	1,899	—
Total shares	59,429	58,431	61,328	58,431

Income (loss) from continuing operations	$16,427	$(94,886)	$16,427	$(94,886)
Income from discontinued operations, net of income taxes	325	4,388	325	4,388
Net income (loss)	$16,752	$(90,498)	$16,752	$(90,498)

Per share data:
Income (loss) from continuing operations	$0.28	$(1.62)	$0.27	$(1.62)
Income from discontinued operations, net of income taxes	—	0.07	—	0.07
Net income (loss) per share	$0.28	$(1.55)	$0.27	$(1.55)

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.